

January 25, 2012

<u>Via e-mail</u>

Mr. H. MacGregor Clarke, Chief Financial Officer and Treasurer
AeroGrow International, Inc.
607 Longbow Dr., Suite 200
Boulder, CO 80301

> **Re: AeroGrow International, Inc.
> Form 10-K for the year ended March 31, 2011
> Filed August 15, 2011
> File No. 1-33531**

Dear Mr. Clarke:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 9. Controls and Procedures, page 42

Disclosure Controls and Procedures, page 42

1.   We note your assessment of Internal Controls over Financial Reporting. Please amend your filing to also include management's separate assessment of Disclosure Controls and Procedures as required by Item 307 of Regulation S-K.

Exhibits 31.1 and 31.2

2.   In amendments to your Form 10-K for the year ended March 31, 2011, your Form 10-Q for the quarter ended June 30, 2011, and your Form 10-Q for the quarter ended September 30, 2011, as well as in all future periodic filings, please include certifications exactly as provided in Item 601(b)(31) of Regulation S-K, including the entire introductory paragraph 4 regarding disclosure controls and procedures <u>and</u> internal

control over financial reporting and the text in paragraph 4(b). Please ensure your amended certifications are currently dated and refer to the amended Form, where applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732, Anne McConnell at (202) 551-3709 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief